Exhibit 16

August 27, 2008

Robert S. Miller, Director
Rodney O'Neal, Director
John D. Opie, Director
Oscar De Paula Bernardes Neto, Director
John D. Englar, Director
David N. Farr, Director
Raymond J. Milchovich, Director
Craig G. Naylor, Director
John H. Walker, Director
Martin E. Welch, Director
c/o Delphi Corporation
Attention: Corporate Secretary
M/C 483-400-603
5725 Delphi Drive
Troy, Michigan  48098

Re:	Chapter 11 Reorganization of Delphi Corporation and
Subsidiaries (the "Reorganization Cases")

Gentlemen:

This letter is directed to each of you in your capacity as a member of the Board of Directors (the "Board") of Delphi Corporation ("Delphi").

The undersigned collectively hold approximately $495 million in principal amount of Delphi senior notes (the "Senior Notes").  As creditors of Delphi, we expect that the Board will direct the affairs of Delphi in a manner consistent with its fiduciary duties to the holders of Senior Notes ("Senior Noteholders") and other creditors of Delphi.  Regrettably, the Board has not done so.

Chapter 11 provides a debtor-in-possession the opportunity, and the obligation as the fiduciary for the estate, to remedy or terminate unprofitable business operations in order to maximize the value available to its creditor constituencies.  Delphi has utterly failed to take such actions in connection with the Reorganization Cases.

While Delphi's global operations (largely conducted through subsidiaries that are not debtors in the Reorganization Cases ("Debtors")) are profitable, its North American operations (largely conducted through subsidiaries that are Debtors) continue to lose staggering sums of money, and drag down the rest of the business.  In the three months ended June 30, 2008 alone, the Debtors' loss from continuing operations was more than $500 million.  Not only do the North American operations operate at a loss, but they also burn cash at an alarming rate.  More than $960 million in net cash has been used to fund the operating activities of the Debtors in just the first six months of 2008.

Rather than taking immediate action to terminate the losses and stop the hemorrhaging of cash, Delphi proposes instead to seek to incur an administrative priority debt to General Motors Corporation ("GM") to cover losses generated during the period after Delphi's plan of reorganization ("Plan") failed to become effective.  Although these losses are clearly attributable to the North American operations, Delphi proposes to place this burden on all of the Debtors, thereby harming the creditors of Delphi, whose profitable, non-Debtor foreign subsidiaries are already subsidizing the money-losing North American operations.  By granting GM an administrative priority claim that could be asserted against all of the Debtors, including Delphi, Delphi is effectively proposing to allow the equity value in its foreign subsidiaries to be stripped for the benefit of its failing North American subsidiary operations, which may have no equity value at all.  Thus, Delphi proposes to effectively shift assets improperly from the corporations (and/or their stakeholders) that conduct Delphi's global operations to those that conduct its North American operations, and effectively shift the North American liabilities to the global operations (and/or their stakeholders).

The real beneficiary of Delphi's willingness to endure the ongoing losses by improperly shifting the burden in this manner is, of course, GM.  With the Plan incapable of being consummated, and the GM Global Settlement Agreement ("GSA") and GM Master Restructuring Agreement ("MRA") thus not being implemented, GM continues to reap the benefit of the status quo.  The Debtors have acknowledged (in their motion to reject certain executory contracts with GM) that they supply GM with products at unprofitable pricing levels that result in substantial operating losses for the North American business operations and that they "have a duty to their creditors and other stakeholders to stop supplying GM at a loss and to renegotiate fair and reasonable terms under which they will produce parts for GM."  Nevertheless, Delphi proposes to continue doing just that – to continue performance under contracts that it has already acknowledged as moneylosers – and to saddle the stakeholders of the healthy global operations with the resulting loss.  This defeats one of the fundamental purposes of Chapter 11, which is to afford debtors an opportunity to exit unprofitable businesses and contracts.

Delphi's continued willingness to operate a money-losing business that burns cash for the benefit of GM is beyond comprehension.  Delphi is now proposing to incur even greater administrative claims payable to GM in order to sink more cash into this unprofitable business model, for GM’s benefit.  The Debtors should not be layering on increasing amounts of debt to pay for losses from which only GM benefits.  Rather, the Debtors should be exploring other avenues to restructure their North American operations and should be considering all options, including, (i) union negotiations, (ii) exiting unprofitable businesses and rejecting unprofitable contracts, and (iii) negotiating agreements with their customers, including GM, to increase their pricing to rational levels which would allow their North American operations to operate on an economic basis.

Notwithstanding the fact that it is GM, rather than the Debtors or their estates, that benefits most from the proposed arrangement with GM, GM bears little of the risk associated therewith.  As discussed above, GM gets immediate benefits in terms of continued pricing levels at which the Debtors are wildly unprofitable.  However, under the GM arrangement, those pricing benefits do not get applied to, or set off against, the advances made by GM.  Rather, the Debtors would get "credit" against the advances for amounts paid by GM or its affiliates to or for the benefit of the Debtors under the GSA and the MRA, but only following the effectiveness of those agreements.  Thus, unless the Plan (including the GSA and MRA) actually becomes effective, the Debtors get no credit, or benefit, for continuing to provide GM with supplies under a pricing structure that does not cover the Debtors' own costs.  Moreover, even if GM were not already getting repaid in the form of pricing benefits, the GM Arrangement further provides for GM to receive the protection of having the Debtors' repayment obligations accorded administrative expense priority.  Even more, this administrative claim is against all Debtors, not just those that arguably benefit from the availability of additional liquidity to fund more losses.

Furthermore, GM is entitled to payment of this administrative priority expense claim upon the applicable termination date provided for in the proposed GM arrangement.  It is apparent from the proposal that GM is attempting to grab even more control in the Reorganization Cases.  First, the proposed additional financing of $300 million is expressly conditioned on the Debtors' filing a plan and disclosure statement that are reasonably satisfactory to GM.  Second, in the event that such a plan and disclosure statement are not filed by October 31, 2008, any such amounts that may nevertheless have been advanced become immediately due and payable.  This effectively gives GM veto rights on any plan of reorganization that the Debtors might file; taken together with the Debtors' plan exclusivity, this effectively gives GM control of the plan process.  Third, should the Debtors be able to jump this hurdle, then the GM arrangement would terminate by no later than December 31, 2008 unless there are further extensions of the debtor in possession financing agreement ("DIP") – again, on terms that are acceptable to GM.  The Debtors are on a short-leash – their access to the "liquidity" offered by GM is but for a few short months and is expressly dependent on GM's pre-approval of major steps in these bankruptcy cases.  In effect, the Board apparently proposes to abdicate de facto control over the plan process and the DIP extension to GM.

The proposed arrangement with GM does nothing more than perpetuate an ongoing erosion of value, and is neither a solution, nor even a step to a solution.  It is essential that Delphi now take the perhaps difficult, but undeniably necessary, steps to restore this business to profitability.  This is a key, threshold undertaking that must precede the filing and confirmation of a plan of reorganization, because of the dramatic effect these actions will have on the form and structure of Delphi's emergence plan and exit financing.  Delphi's current attempts to find new outside investors, or even current stakeholders, to "backstop" a rights offering as a cornerstone of this plan process is inherently expensive and, as shown by the outcome on April 5th, extremely risky.  Moreover, these efforts put the proverbial cart before the proverbial horse; the business model that continues to burn cash and produce outsized losses, and drains the profitable, cash-flow generating foreign operations to prop up the money-losing, cash-draining U.S. operations, needs to be corrected before Delphi asks current stakeholders to put in more money or dilutes them by seeking outside investors, not after.  Delphi's historical, and current singular focus on searching for new investment in its current depressed operating state is troubling given the fiduciary duty of this board to maximize value and recoveries for its stakeholders (of which their Senior Noteholders are a large percentage).  We believe the Board's current approach is counter-productive and, as history has demonstrated, dangerous, and would vigorously oppose it.  Delphi should first be focusing on fixing its business once and for all by either stopping the losses from its North American operations or terminating those operations without delay.

Sincerely,

CR Intrinsic Investors, LLC
(and/or certain funds managed thereby)
72 Cummings Point Road
Stamford, Connecticut 06902

By:	/s/ Andre Zeitoun

and

Highland Capital Management, L.P.
(and/or certain funds managed thereby)
13455 Noel Road, Suite 700
Dallas, Texas 75240

By:	/s/ James Dondero

cc:	John Sheehan
John Wm. Butler, Jr.